Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.
News Release

Ballard Announces Second Quarter 2006 Conference Call

For Immediate Release – July 18, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its second quarter operating and financial results on Wednesday, July 26, 2006 at 7:00 a.m. PST (10:00 a.m. EST).

Access to the call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 412-317-0095. The confirmation number to access the playback is 7375#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Megan Helmer at 604.412.3195